UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

                                                                    [X]          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
                    OF 1934

For the Year Ended December 31, 2008

OR

        [   ]          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                        ACT OF 1934

For the Transition Period from __________ to __________

Commission File Number: 0-18859

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sonic Corp. Savings and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sonic Corp.
300 Johnny Bench Drive
Oklahoma City, Oklahoma 73104

Sonic Corp. Savings and Profit Sharing Plan

Financial Statements and Supplemental Schedules

As of December 31, 2008 and 2007, and for the Year Ended December 31, 2008

Contents

Report of Independent Registered Public Accounting Firm                                                                                                                                                                                                                        1

Audited Financial Statements

Statements of Net Assets Available for Benefits                                                                                                                                                                                                                                          2
Statement of Changes in Net Assets Available for Benefits                                                                                                                                                                                                                       3
Notes to Financial Statements                                                                                                                                                                                                                                                                          4

Supplemental Schedules

Schedule H; Line 4a – Schedule of Delinquent Participant Contributions                                                                                                                                                                                               12
Schedule H; Line 4i – Schedule of Assets (Held At End of Year)                                                                                                                                                                                                             13

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Sonic Corp. Savings and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Sonic Corp. Savings and Profit Sharing Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2008, and delinquent participant contributions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

  /s/ Ernst & Young LLP
Oklahoma City, Oklahoma
June 29, 2009

Sonic Corp. Savings and Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007

Cash	$–	$105,216

Investments (at fair value)	18,415,175	21,986,764

Receivables:
Contributions
Participants	70,487	–
Employer	65,530	–
Trades in transit	–	3,620,085
Total receivables	136,017	3,620,085

Total assets	18,551,192	25,712,065

Liabilities:
Excess deferrals and other	–	305

Net assets available for benefits, at fair value	18,551,192	25,711,760

Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a common collective trust	114,286	150

Net assets available for benefits	$18,665,478	$25,711,910

See accompanying notes.

Sonic Corp. Savings and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Change Attributed to:
Investment income/(loss):
Net depreciation in fair value of investments	$(8,207,479)
Interest and dividends	411,429
Total net investment loss	(7,796,050)

Contributions:
Participants	2,021,955
Employer	1,166,099
Rollover	68,817
Total contributions	3,256,871
Net Change	(4,539,179)

Deductions:
Benefit payments	2,504,103
Administrative expenses	3,150
Total deductions	2,507,253

Net decrease in net assets available for benefits	(7,046,432)
Net assets available for benefits at beginning of year	25,711,910
Net assets available for benefits at end of year	$18,665,478

See accompanying notes.

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2008

1. Description of the Plan

General

The Sonic Corp. Savings and Profit Sharing Plan (the Plan), is a defined contribution plan covering substantially all employees of Sonic Corp. (the Employer or the Company), who have completed three consecutive months of service as defined in the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Reference should be made to the Plan agreement for more complete information.

Contributions

Participants may contribute up to 50% of pretax annual compensation, as defined in the Plan document.  A salary deferral contribution will automatically be made for each newly eligible participant in the amount of 3% of the participant's plan year compensation, unless the participant elects to defer an amount other than 3%.  Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans.  Such rollover amounts totaled $68,817 in 2008. Participants direct the investment of all contributions into various investment options offered by the Plan.  The Plan limits a participant’s contributions to the Sonic Stock investment fund to 25% of the participant’s total contributions.  The Company voluntarily matched up to 4.5% (100% of the first 3%, plus 50% of the next 3%) of participants’ compensation for the year ended December 31, 2008. Additional profit sharing amounts may be contributed at the option of the Company’s Board of Directors. Contributions are subject to certain limitations.  No such discretionary contribution was made for 2008.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings and charged with applicable administrative expenses. Allocations are based on participant compensation or account balances, as defined.    Forfeited balances of terminated participants’ non-vested accounts may be used to reduce Company contributions or pay plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Forfeitures used to pay plan expenses for the year ended December 31, 2008 were $3,150.  Included in the Plan assets at December 31, 2008 and 2007, were $19,218 and $21,317, respectively, of unallocated forfeited non-vested accounts.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company contributions is based on years of continuous service. A participant is 100% vested after six years of credited service, with 20% vesting after two years of service, followed by additional 20% annual increments through the sixth year.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined quarterly by the plan administrator.  Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, death, disability, or retirement, a participant may elect to receive a lump-sum payment in an amount equal to the value of the participant’s vested interest or may elect to receive monthly, quarterly, or annual installments over a period of not more than the participant’s assumed life expectancy.

Administration

The Plan is administered by the Sonic Corp. Savings and Profit Sharing Plan Administrative Committee of the Company. Certain administrative expenses incurred by the Plan are paid by the Company.

Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. Upon termination of the Plan, the rights of participants under the Plan shall become 100% vested and non-forfeitable and the net assets of the Plan would be distributed by the Plan Administrator.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. Benefit payments are recorded when paid.

Recent Accounting Pronouncement

Effective January 1, 2008, we implemented Financial Accounting Standards No. 157 (FAS 157), Fair Value Measurement, which defines fair value, establishes a framework for its measurement  and expands disclosures about fair value measurements.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FAS 157 are described below:

Level 1—Quoted prices in active markets for identical securities.

Level 2—Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

Level 3—Significant unobservable inputs.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2008.

Employer Stock :  Quoted price in active market.

Mutual funds:  Investment is valued at a daily calculated net asset value (“NAV”) and is traded at a quoted price through the National Securities Clearing Corporation.

Participant loans:  Valued at amortized cost, which approximates fair value.

Cash reserve account: Interest bearing bank account.

Common/Collective Trust Fund:  Daily NAV, not traded in an active market or exchange.  No CUSIP or Ticker to access unit value.  The investment is valued at a daily calculated unit value, which is an observable input.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Mutual Funds	$13,445,281	$–	$–	$13,445,281
Employer Stock Fund	2,115,309	–	–	2,115,309
Cash Reserve Account	152,453	-	-	152,453
Common/Collective Trust Funds	–	2,042,047	–	2,042,047
Participant Loans	–	–	660,085	660,085
	$15,713,043	$2,042,047	$660,085	$18,415,175

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Level 3 Assets
Participant Loans

Balance, beginning of year	$519,542
Purchases, sales, issuances and settlements (net)	140,543
Balance, end of year	$660,085

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Shares of mutual funds are valued at published market prices, which represent the net asset value of shares held by the Plan at December 31, 2008 and 2007.

The Sonic common stock is held by the Plan in a unitized fund, which means participants do not actually own shares of Sonic common stock but rather own an interest in the unitized fund.  The fund consists of common stock and cash sufficient to meet the fund’s daily cash needs. Unitizing the fund allows for daily trades. The value of a unit reflects the combined value of the Sonic common stock and cash held by the fund.

Participant loans are valued at their outstanding balances which approximates fair value.

As described in Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a common/collective trust fund, the Diversified Stable Pooled Fund, which is solely invested in the Wells Fargo Stable Return Fund G (DIA Fund).  As required by the FSP, the statements of net assets available for benefits present the fair value of the DIA Fund and the adjustment from fair value to contract value.  The fair value of the Plan’s interest in the DIA Fund is determined by the issuer of the common/collective trust fund at year-end based on the fair value of its underlying investments.  The contract value of the DIA Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, credit and market risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

3. Investments

The Plan's investments are held by an appointed trust company. Effective January 1, 2008, the Plan changed record keeper from The 401(k) Company to Diversified Investment Advisors (DIA).  Concurrently, the trustee for the Plan changed from Charles Schwab Trust Company to Investors Bank and Trust Company, which was acquired by State Street Bank and Trust Company.  The following represents the fair value of investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2008		2007

American Funds EuroPacific Growth Fund/ A	$2,783,828		$5,214,283
American Funds Growth Fund of America/ A	2,182,182		3,540,120
Diversified Stable Pooled Fund	2,042,047	**	*
Dreyfus Intermediate Term Income Fund	2,928,225		3,022,387
Morgan Stanley Small Cap Value Fund	1,231,041		*
Van Kampen Growth and Income A	2,839,776		4,414,366
AIM Small Cap Growth Fund	*		1,317,231
Sonic Corp. common stock	2,115,309		3,952,359

* Amount did not represent 5% or more of the Plan’s net assets as of the period indicated. ** Contract Value as of December 31, 2008 was $2,156,333.
The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in fair value as follows:

For the Year Ended December 31, 2008

Mutual Funds	$(6,640,426)
Common Collective Trust Fund	76,199
Employer Stock Fund	(1,643,252)
Net depreciation in fair value of investments	$(8,207,479)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated October 15, 2007 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation.   Subsequent to this determination by the IRS, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The plan administrator has indicated that it will take the steps, if any are necessary, to bring the Plan’s operations into compliance with the Code.

5. Related-Party Transactions

The DIA Fund is managed by DIA.  Because DIA is the Plan’s recordkeeper, transactions involving the DIA fund qualify as party-in-interest transactions.  Additionally, a portion of the Plan’s assets are invested in the Company’s common stock.  Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions.  All of these transactions are exempt from the prohibited transaction rules.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2008	2007

Net assets available for benefits per the financial statements	$18,665,478	$25,711,910
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by a common collective trust	(114,286)	(150)
Net assets available for benefits per the Form 5500	$18,551,192	$25,711,760

The following is a reconciliation of the net decrease per the financial statements to the net loss per the Form 5500:
Year Ended
December 31, 2008

Net decrease per the financial statements	$(7,046,432)
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by a common collective trust at December 31, 2008	(114,286)
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a common collective trust at December 31, 2007	150
Net loss per the Form 5500	$(7,160,568)

Certain fully benefit-responsive contracts (common collective trusts that invest in insurance contracts, synthetic contracts and separate guaranteed contracts) are recorded on the financial statements at contract value versus fair value on the Form 5500.

Supplemental Schedules

Sonic Corp. Savings and Profit Sharing Plan

Schedule H, Line 4a – Schedule Of Delinquent Participant Contributions

Plan Number 001

EIN: 73-1371046

Year ended December 31, 2008

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
$94,071	$94,071

Sonic Corp. Savings and Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Plan Number 001

EIN: 73-1371046

December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current Value

*	State Street Bank and Trust Company's Cash Reserve Account		$152,453
	AIM Small Cap Growth Fund	47,689 shares	802,604
	American Funds EuroPacific Growth Fund/ A	99,387 shares	2,783,828
	American Funds Growth Fund of America/ A	106,552 shares	2,182,182
	American Funds Income Fund	6,257 shares	81,777
	Columbia Mid Cap Value Fund	10,947 shares	92,506
*	Diversified Stable Pooled Fund – Wells Fargo Stable Return Fund G	144,594 shares	2,042,047
	Dreyfus Intermediate Term Income Fund	262,386 shares	2,928,225
	Federated Treasury	163,768 shares	163,768
	Lazard Emerging Markets Fund	10,470 shares	115,689
	Morgan Stanley Small Cap Valie Fund	77,521 shares	1,231,041
	Oppenheimer International Bond Fund	28,847 shares	170,197
	Thornburg Core Growth Fund	5,363 shares	53,688
	Van Kampen Growth and Income A	200,975 shares	2,839,776
*	Sonic Corp. common stock	367,190 shares	2,115,309
*	Participant Loans	Interest rates from 4.25% to 9.53%	660,085
			$18,415,175

*Indicates party-in-interest to the Plan.

Column (d) is not applicable as investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Sonic Corp. Savings and Profit Sharing Plan

                                                                                                By:    /s/ Claudia San Pedro
  Claudia San Pedro, Chair of the Sonic
  Corp. Savings and Profit Sharing Plan
  Administrative Committee
Date:  June 29, 2009

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm